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                                                                     EXHIBIT 4.5
ILIVE, INC,
CONVERTIBLE NOTE

$1,500,000

IRVINE, CA
APRIL 6, 2002

                         EXTENSION OF THE MATURITY DATE

         Street Capital Inc, hereby grants iLive, Inc. a sixty (60) day extension on the $1,500,000 convertible note issued on October 1, 2000. The original note was due on or before 5:00PM, Pacific Standard Time, on April 7, 2002. The extension will extend the payment or conversion rights to June 7, 2002.

         This extension is executed by Street Capital Inc. In accordance with the terms and conditions set forth in the orginal note.

         IN WITNESS WHEREOF, the Company has signed and sealed this Note and delivered it in Irvine, California as of April 6, 2002.

iLive, Inc.

By: /s/ Albert Aimers
Albert Aimers, CEO

Street Capital, Inc.

By: /s/ Scott Henricks
Scott Henricks, President